Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), April 13, 2023 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 200 million share buyback program announced on December 1, 2022, as the second tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Second Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
03/04/2023	EXM	4,455	248.4586	1,106,883.06
04/04/2023	EXM	4,438	249.4348	1,106,991.64
05/04/2023	EXM	4,411	250.8712	1,106,592.86
06/04/2023	EXM	4,450	248.5992	1,106,266.44
11/04/2023	EXM	4,415	251.1910	1,109,008.27
12/04/2023	EXM	4,400	252.0466	1,109,005.04
Total	—	26,569	250.0940	6,644,747.31

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Second Tranche till April 12, 2023, the total invested consideration has been:
•Euro 102,419,926.13 for No. 445,722 common shares purchased on the EXM
•USD 23,150,410.91 (Euro 21,790,858.67*) for No. 95,065 common shares purchased on the NYSE.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

As of April 12, 2023, the Company held in treasury No. 12,322,782 common shares equal to 4.80% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since July 1, 2022 until April 12, 2023, the Company has purchased a total of 1,349,195 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 283,384,774.82.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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